Exhibit 99.1

BROOKFIELD BUSINESS PARTNERS L.P.

REPORT OF VOTING RESULTS

Special Meeting of Unitholders

January 13, 2026

National Instrument 51-102 – Section 11.3 (Canada)

A special meeting of unitholders of Brookfield Business Partners L.P. (the “Partnership”) was held on Tuesday, January 13, 2026 at 10:00 a.m. (Toronto time) (the “Meeting”). At the Meeting, unitholders holding 78,301,665 limited partnership units (“units”), representing 88.30% of the Corporation’s 88,675,931 issued and outstanding units on the record date for the Meeting, were represented in person or by proxy. Capitalized terms used herein but not otherwise defined have the meanings given to such terms in the management information circular of the Partnership dated November 26, 2025 (the “Circular”).

The following is a summary of the votes cast by holders of the units represented at the Meeting.

BBU Transaction Resolutions

The Transaction Resolutions, which include both the BBU Arrangement Resolution and BBU LPA Amendment Resolution as set out in the Circular as Appendix B, were approved by a simple majority of the outstanding units. In accordance with the BBU Limited Partnership Agreement, each unit was entitled to one vote.

Management received the following proxies from the holders of units on the BBU Arrangement Resolution:

	Votes For	%	Votes Against	%
units	78,287,073	99.98%	14,592	0.02%

Management received the following proxies from the holders of units on the BBU LPA Amendment Resolution:

	Votes For	%	Votes Against	%
units	78,286,930	99.98%	14,735	0.02%

Other Business

There were no other matters coming before the Meeting that required a vote by the unitholders.

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BROOKFIELD BUSINESS PARTNERS L.P. by its general partner, BROOKFIELD BUSINESS PARTNERS LIMITED
By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Corporate Secretary

Dated: January 13, 2026